

Zachary Henderson · 3rd

Fullstack General Counsel || Legal Academic || Exec and Advisor || Operator || Writer

Austin, Texas, United States · Contact info

500+ connections

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Levels

University of Chicago Law School

Experience

GC/Head of Legal and DPO
Levels · Full-time
Aug 2021 - Present · 2 yrs 8 mos

Levels helps you see how food affects your health, empowering you with the tools needed to achieve health goals and improve healthspan. ... ...see more



Charter Member
TechGC
Sep 2021 - Present · 2 yrs 7 mos

We are an independent, invitation-only, peer community where General Counsel share knowledge / best practices and support each other throughout our lives and careers.

Litigation Associate
Kirkland & Ellis
Oct 2020 - Jul 2021 · 10 mos
Chicago, Illinois, United States

Law Clerk
United States Court of Appeals for the Seventh Circuit
Aug 2018 - Aug 2020 · 2 yrs 1 mo
Chicago, Illinois, United States

Law School Admissions Test (LSAT) Instructor
Testmasters
Jul 2014 - Aug 2020 · 6 yrs 2 mos
Chicago, IL

Summer Associate
Kirkland & Ellis
May 2017 - Aug 2017 · 4 mos
Greater Chicago Area

Summer Associate -- 1L Scholar
Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates
Jun 2016 - Aug 2016 · 3 mos
Chicago, Illinois

Education

University of Chicago Law School
J.D., honors
Activities and societies: • Executive Articles Editor, Chicago Journal of International Law
• Donald E. Egan Scholar Award (to a student who has a reputation for integ ...see more

The University of Arkansas
B.A., magna cum laude, Creative Writing
Activities and societies: • Non-Traditional Student Leadership Award
• Betty Moore Brown Endowed Scholarship... ...see more

Licenses & certifications

edX Verified Certificate for Data Structures & Algorithms I: ArrayLists, LinkedLists, Stacks and Queues
edX
Issued Jul 2023
Credential ID 5728052ee0aa4b25af25e379d1e5ba14

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edX Verified Certificate for Data Structures & Algorithms II: Binary Trees, Heaps, SkipLists and HashMaps
edX
Issued Jul 2023
Credential ID 972c5379a8554956bf011a84e58cdde2

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